PROSPECTUS SUPPLEMENT DATED SEPTEMBER 30, 1996
(to prospectus dated January 13, 1994)


                                  10,672 Shares

                            WHOLE FOODS MARKET, INC.

                                  COMMON STOCK



        Up to a maximum of 10,672 shares of common stock, no par value (the "Common Stock"), of Whole Foods Market, Inc., a Texas corporation (the "Company" or "WFM"), are being offered from time to time by certain of the Company's shareholders (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders.

        The Common Stock may be offered by the Selling Shareholders from time to time in open market transactions (which may include block transactions), through underwriting syndicates represented by one or more managing underwriters or in private transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

        The costs, expenses and fees incurred in connection with the registration of the Common Stock, excluding any selling commissions and brokerage fees incurred by the Company and the Selling Shareholders), will be paid by the Company, which has also agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933 (the "Act").

     The Common Stock offered hereby involves a high degree of risk. See "Certain Considerations."

        The last reported sale price of the Common Stock on the Nasdaq National Stock Market on September 26, 1996 was $27.25 per share.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


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



                               RECENT DEVELOPMENTS

        On August 30, 1996, WFM completed a merger with Fresh Fields Markets, Inc. ("Fresh Fields"), as a result of which Fresh Fields became a wholly-owned subsidiary of WFM. Fresh Fields, based in Rockville, Maryland, owned and operated 22 natural foods supermarkets and related facilities in Connecticut, Illinois, Maryland, New Jersey, New York, Pennsylvania, Virginia and the District of Columbia. At the time of the merger, WFM owned and operated 48 stores in 12 states and the District of Columbia. The merger has been accounted for as a pooling of interests. In connection with the merger, holders of Fresh Fields' capital stock and certain securities convertible into Fresh Fields' capital stock received, or will receive upon conversion, an aggregate of 5,158,011 shares of Common Stock of the Company.

        At a special meeting of shareholders held on August 30, 1996, the shareholders of WFM also approved an amendment to its Articles of Incorporation to increase the authorized number of shares of common stock of WFM from 30 million to 50 million shares.


     The following sections of the Prospectus dated January 13, 1994 have been restated in their entirety as follows:


                       DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in this Prospectus:

1. Annual Report on Form 10-K for the fiscal year ended September 25, 1995.

2. Quarterly Reports on Form 10-Q for the quarterly fiscal periods ending January 14, 1996, April 7, 1996 and June 30, 1996.

3. Report on Form 8-K dated September 13, 1996.

4. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on January 14, 1992.

        All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents.

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



Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

        The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Whole Foods Market, Inc., 601 N. Lamar Blvd., #300, Austin, Texas 78703, Attention: Shareholder Services (telephone 512/477-4455, ext. 143).

                             CERTAIN CONSIDERATIONS

        In addition to the other information contained in this Prospectus, the factors set forth below should be carefully considered in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. These factors, among others, could cause the actual results of WFM to differ materially from those indicated by forward-looking statements made from time to time in news releases, reports, proxy statements, registration statements and other written communications, as well as oral forward-looking statements made from time to time by representatives of the Company.

        EXPANSION STRATEGY. WFM's strategy is to expand through a combination of new store openings and acquisitions of existing stores. Successful implementation of this strategy is contingent on numerous conditions, some of which are described below, and there can be no assurance that the Company's expansion strategy can be successfully executed.

        Continued growth of WFM will depend to a significant degree upon its ability to open or acquire new stores in existing and new markets and to operate these stores on a successful basis. Further, the Company's expansion strategy is dependent on finding suitable locations, and the Company faces intense competition with other retailers for such sites. There can be no assurance that the Company will be able to open or acquire new stores in a timely manner and to operate them on a successful basis. In addition, there can be no assurance that the Company can successfully hire and train new employees and integrate such employees into the programs and policies of the Company or adapt its distribution, management information and other operating systems to the extent necessary to operate new or acquired stores in a successful and profitable manner and adequately supply natural foods products to these stores at competitive prices.

        There can be no assurance that WFM will continue to grow through acquisitions. To the extent the Company further expands by acquiring existing stores, there can be no assurance that WFM can successfully integrate such stores into its operations and support systems, and that the operations of acquired stores will not be adversely affected as the Company's decentralized approach to store operations is introduced to such stores.

        The acquisition of existing stores and the opening of new stores requires significant amounts of capital. In the past, the Company's growth has been funded primarily through proceeds from public offerings, bank debt, private placements of debt, and internally generated cash flow. These and other sources of capital may not be available to the Company in the future.

        QUARTERLY FLUCTUATIONS. The Company's quarterly results of operations may fluctuate significantly as the result of the timing of new store openings and the range of operating results which may be generated from newly opened stores. It is WFM's policy to expense the pre-opening costs associated with a new store opening during the quarter in which the store is opened. Accordingly, quarter to quarter comparisons of results of operations have been and will be materially impacted by the timing of new store openings. In addition, the Company's quarterly operating results could be adversely affected by losses from new stores, variations in the mix of product sales, price changes in response to competitive factors, increases in merchandise costs and possible supply shortages, as well as by the factors listed below in "Operating Results".

        COMPETITION. WFM's competitors currently include other natural foods stores, large and small traditional and specialty supermarkets and grocery stores. These stores compete with the Company in one or more product categories. In addition, traditional and specialty supermarkets are expanding more aggressively in marketing a broad range of natural foods and thereby competing directly with the Company for products, customers and locations. Some of these potential competitors have been in business longer or have greater financial or marketing resources than WFM and may be able to devote greater resources to the sourcing, promotion and sale of their products. Increased competition may have an adverse effect on profitability as the result of lower sales, lower gross profits, and/or greater operating costs such as marketing.

        PERSONNEL MATTERS. WFM is dependent upon a number of key management and other personnel. The loss of the services of a significant number of key personnel within a short period of time could have a material adverse effect upon the Company.

WFM's continued success is also dependent upon its ability to attract and retain qualified employees to meet the Company's future needs. The Company faces intense competition for qualified personnel, many of whom are subject to offers from competing employers, and there can be no assurance that WFM will be able to attract and retain such personnel. WFM does not currently maintain key person insurance on any employee.

        INTEGRATION OF FRESH FIELDS' OPERATIONS. WFM anticipates reducing Fresh Fields' overhead expenses by adopting WFM's decentralized approach to store management. WFM will also seek to improve the operating profitability of the Fresh Fields stores through enhanced purchasing power, improved utilization of distribution facilities and other economies of scale resulting from the merger with Fresh Fields. There can be no assurance that WFM will be able to achieve the economies of scale and other operating enhancements it seeks in the Fresh Fields operations, or that these economies of scale can be achieved in a period of time currently anticipated by management.

        The August 30, 1996 acquisition of Fresh Fields has materially increased the scope of the Company's operations from 48 to 69 stores, after giving effect to the anticipated closing of the Fresh Fields' Chicago, Illinois store. The integration of the Fresh Fields operations into the WFM organization is a significant undertaking. While WFM has experience in acquiring and integrating other businesses into WFM's operations, Fresh Fields has a larger number of stores and employees and substantially greater revenues than any of the companies previously acquired by WFM. There can be no assurance that the operations of Fresh Fields' stores will not be adversely affected by the introduction of the Company's team approach to store operations or the response of customers to the changes in operations and merchandising mix made by the Company. The integration of Fresh Fields into the Company will require the dedication of management resources which may temporarily detract from attention to the day-to-day business of the Company.

        LEGAL MATTERS. From time to time WFM is the subject of various lawsuits arising in the ordinary course of business. Although not currently anticipated by management, there is potential for the Company's results to be materially impacted by legal and settlement expenses related to such lawsuits.

        WFM is a non-subscriber to Worker's Compensation Insurance in the State of Texas. There is some potential for the Company's results to be materially impacted by medical, lost time and other costs associated with on-the-job injuries.

        The Company provides partially self-insured, voluntary employee benefits plans which provide health care and other benefits to participating employees. The plans are designed to provide specified levels of coverage, with excess insurance coverage provided by a commercial insurer. There is some potential for WFM's results to be materially impacted by claims made in excess of reserves therefore.

        OPERATING RESULTS. The Company's ability to meet expected results for any period may be negatively impacted by many factors, as described above and including, but not limited to, the following: (i) reductions in sales caused by competitive issues, product availability, weather and other factors; (ii) losses generated by new stores or higher than expected pre-opening costs; (iii) higher than expected costs and expenses at store, regional and national levels; (iv) lower than expected gross margins resulting from the impact of competition or other factors; (v) higher than expected interest expense due to higher than expected interest rates or borrowings outstanding; and (vi) delays in new store openings.

        WFM's ability to increase same store sales during any period will be directly impacted by competition, availability of product and other factors which are often beyond the control of the Company.


                              SELLING SHAREHOLDERS

        The table below sets forth the beneficial ownership of the Company's Common Stock by the Selling Shareholders at the date of this Prospectus. The shareholders indicated acquired the shares of Common Stock owned by them pursuant to the purchase, on September 23, 1996, by a subsidiary of WFM of certain assets from Scott Hawkins Associates, Inc. ("SHAI") and related transactions. Each of the Selling Shareholders is a shareholder of SHAI. Each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

                                 Shares Owned Before                                   Shares Owned After
       Name and                     the Offering                 Shares Being             the Offering
        Address                  Number     Percent               Offered(1)           Number   Percent(1)

Scott Hawkins                    1,914       (2)                  1,914                 --          --

Scott Hawkins
  Associates, Inc.               8,758       (2)                  8,758                 --          --

--------------

(1) Because the Selling Shareholders may offer all or some of the shares which they hold pursuant to this Prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale of any shares, the amount of shares that will be held by the Selling Shareholders after completion of any offering


                                      S-6

        hereunder is unknown. However, for the purposes of the above table, it is assumed that all of the shares of Common Stock offered hereby are to be sold.

(2)     Less than 1.0%.

        The Company is registering the shares of the Selling Shareholders pursuant to registration rights granted to them under agreements relating to the acquisition of their shares.

                                     EXPERTS

        The consolidated financial statements and schedules of the Company as of September 24, 1995 and September 25, 1994, and for each of the fiscal years in the three-year period ended September 24, 1995, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                Crouch & Hallett
                   A REGISTERED LIMITED LIABILITY PARTNERSHIP
                            ATTORNEYS AND COUNSELORS

                                 717 N. HARWOOD
                                   SUITE 1400
                               DALLAS, TEXAS 75201

WRITER'S DIRECT DIAL NUMBER                                (214) 953-0053
            TELECOPY -         (214) 953-3154
(214) 922-4120

                               September 30, 1996


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: 1933 Act Filing Desk

        Re:     Whole Foods Market, Inc.
                Registration Statement on Form S-3; File No. 33-68362

Gentlemen:

        On behalf of the subject registrant and pursuant to Rule 424(b)(3), we have filed by EDGAR a copy of a prospectus supplement to Post-Effective Amendment No. 2 to the subject registration statement. If you should have any questions, please do not hesitate to call me at 214-922-4120 or fax at 214-953-0576.


                                                        Very truly yours,


                                                         Bruce H. Hallett



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